November 9, 2010

Mr. Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:       Gateway Energy Corporation

                        Form 10-K for Fiscal Year Ended December 31, 2009

                        Filed March 24, 2010

                        File No. 0-06404

Dear Mr. Mew:

By letter dated October 26, 2010 ("Staff Letter"), the Staff of the Securities  and Exchange Commission (the "Commission") submitted comments with respect to  certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2009 of Gateway Energy Corporation (the "Company"). On behalf of the Company, set forth below are the Company's responses to those comments.  For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operations, page F-4

1.      We note your response to comments one and two of our letter dated October 8, 2010.  It appears that you propose to restate the previously issued financial statements in connection with the accounting error on gain recognition.  Please address the following:

•        Please tell us if your certifying officers have considered the effect of these errors on the accuracy of prior disclosures regarding internal controls over financial reporting and disclosure controls and procedures under Items 307 and 308 of Regulation S-K.

•        Please tell us when you plan to restate your financial statements.  Please advise us if you would file an Item 4.02 Form 8-K in connection with the accounting errors.  If not, please explain to us why not.

•        Disclose in your amended periodic reports that the prior accounting treatment related to your asset retirement obligation is an accounting error and that the impact on the prior periods’ financial statements is immaterial based on the guidance provided by SAB Topics 1M and 1N.

•        Please add a footnote to your restated financial statements explaining the correction of the error related to the gain recognition in connection with the sale of your Shipwreck Gathering System.  Refer to the disclosure requirements for the correction of an accounting error beginning at FASB ASC 250-10-50-7.

Company Response:

            The certifying officers who were not in place at the time of such earlier reporting have considered the effect of the errors on the accuracy of prior disclosures regarding internal controls over financial reporting and disclosure controls and procedures under Item 307 and 308 of Regulation S-K concluding that the controls were ineffective. The new officers will certify the restated filings.

We plan to restate the Form 10-Q for the periods ended June 30, 2009 and September 30, 2009 and Form 10-K for the year ended December 31, 2009 and amend the March 31, 2010 and June 30, 2010 Form 10-Q.  We plan to file these amended reports in conjunction with the filing of Form 10-Q for the period ended September 30, 2010.  We will file an Item 4.02 Form 8-K in connection with the financial restatement within the proper time period required.

            We intend to include the following paragraph in the amended period reports:

The Company notes that the prior accounting treatment related to the asset retirement obligation recorded in 2007 and 2008, which was originally considered a change in estimate, is more appropriately considered an accounting error; however, the impact on the prior periods’ financial statements is immaterial based on the guidance provided by SAB Topics 1M and 1N.  Therefore, we did not restate prior periods.

            We intend to add the following footnote to our restated financial statements explaining the correction of the error related to the gain recognition in connection with the sale of our Shipwreck Gathering System:

Restatement of Previously Issued Financial Statements

            On November 8, 2010, the Company’s Board of Directors concluded that the Company’s consolidated financial statements for the year ended December 31, 2009 should be restated because we incorrectly recorded the full amount of the gain on sale of discontinued operations related to the sale of the Shipwreck Gathering System in June 2009.  The Company’s Management concluded that a portion of the gain should have been deferred and that the associated transactions were incorrectly accounted for under U.S. generally accepted accounting principles (“GAAP”).

            The Company has concluded that there were material accounting errors with respect to the gain on sale of discontinued operations related to the sale of the Shipwreck Gathering System.  The consideration for the sale was a $200,000 note, payable in four quarterly installments and assumption of associated liabilities.  The Company currently has $150,000 outstanding on the note payable, and the purchaser is delinquent on the note.  Since we cannot estimate when the collection on the note will be made, the gain is calculated according to ASC Topic 605 “Revenue Recognition”, using the cost recovery method.  As a result of this error, we have restated our consolidated balance sheet at December 31, 2009 and our consolidated statement of operations for the year ended December 31, 2009.

            The following tables set forth the effects of the restatement on certain line items within our consolidated balance sheet at December 31, 2009 and our consolidated statement of operations for the year ended December 31, 2009:

	December 31, 2009
	As Restated	As Previously Filed

Deferred gain on sale of discontinued operations	$100,800	$-
TOTAL LIABILITIES	1,076,041	975,241
Accumulated deficit	(10,225,235)	(10,124,436)
TOTAL SHAREHOLDERS’ EQUITY	12,019,873	12,120,673

	Year Ended December 31, 2009
	As Restated	As Previously Filed
Gain on disposal of assets, net of tax	$217,380	$318,180
Income from discontinued operations	61,483	162,283
Net loss	(320,284)	(219,484)

Basic and diluted income (loss) per share:
Discontinued operations	$-	$0.01
Net income (loss)	(0.02)	(0.01)

General

2.      Please ensure you will make the conforming changes to your revised periodic reports as you proposed in your prior response letter dated September 7, 2010 during the review process.

Company Response:

            We plan to incorporate our proposed changes to the revised quarterly reports for the periods ending June 30, 2009, September 30, 2009, March 31, 2010 and June 30, 2010.  We will also revise the restated annual report for the period ending December 31, 2009.

We appreciate the staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (713) 336-0844.

                                                                        Sincerely,

/s/ Jill Marlatt
Jill Marlatt
Controller
(Principal Financial Officer)